UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No.___ )*

Sorrento Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

83587F202
(CUSIP Number)

April 29, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	83587F202	13G

1		NAMES OF REPORTING PERSONS

Yuhan Corporation

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

South Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

2,037,096

	6	SHARED VOTING POWER

-0-

	7	SOLE DISPOSITIVE POWER

2,037,096

	8	SHARED DISPOSITIVE POWER

-0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *

2,037,096

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) **

5.0%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

* See Item 4 below.
** Based on a total of 38,365,767 shares of common stock, par value $0.0001 per share ("Common Stock") of Sorrento Therapeutics, Inc. (the "Issuer") outstanding as of March 10, 2016, as set forth in the Issuer's Annual Report, as amended, on Form 10-K/A for the fiscal year ended December 31, 2015, filed with the Securities and Exchange Commission (the "SEC") on April 29, 2016, plus 1,801,802 shares of Common Stock issued to Yuhan Corporation ("Yuhan") on April 29, 2016, plus 235,294 shares of Common Stock issuable upon exercise of the Warrant (as defined below).

CUSIP NO.	83587F202	13G

Item 1(a)	Name of Issuer:

Sorrento Therapeutics, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

9380 Judicial Drive San Diego, CA 92121

Item 2(a)	Name of Person Filing:

Yuhan Corporation

Item 2(b)	Address of Principal Business Office or, if none, Residence:

74, Noryangjin-ro Dongjak-gu Seoul, 06927 South Korea

Item 2(c)	Citizenship:

South Korea

Item 2(d)	Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2(e)	CUSIP No.:

83587F202

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 2,037,096

On April 29, 2016, Issuer issued and sold to Yuhan in a private placement transaction (1) 1,801,802 shares of Common Stock, and (2) a warrant to purchase 235,294 shares of Common Stock (the "Warrant").

	(b)	Percent of class: 5.0%

Based on a total of 38,365,767 shares of Common Stock outstanding as of March 10, 2016, as set forth in the Issuer's Annual Report, as amended, on Form 10-K/A for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016, plus 1,801,802 shares of Common Stock newly issued to Yuhan, plus 235,294 shares of Common Stock issuable upon exercise of the Warrant.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 2,037,096

		(ii)	Shared power to vote or direct the vote: -0-

		(iii)	Sole power to dispose or direct the disposition: 2,037,096

		(iv)	Shared power to dispose or direct the disposition: -0-

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 9, 2016

By:	/s/ Chong-Hyun Park
Chong-Hyun Park, CFO/Executive Vice President